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NEWS RELEASE
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FOR IMMEDIATE RELEASE
Contact:       Robert Crooke                 Karen Miller Pensiero
               Reuters America Inc.          Dow Jones & Co.
               212-603-3587                  212-416-2253


DOW JONES AND REUTERS LAUNCH INDUSTRY-LEADING NEWS OFFERING: NEWS RIVALS NOW AVAILABLE TOGETHER ON REUTERS MARKET DATA SERVICES
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London, February 17, 1999 - Two of the world's largest news organizations, Dow
Jones and Reuters, today launched a major new financial and business news offering for financial traders and investors who use Reuters services throughout the world.

For the first time, news from Dow Jones Newswires and Reuters appear together on Reuters services worldwide. The news of both organizations can be instantly searched together and linked on a single screen to real-time and historical market data and analytical tools.

A key benefit is that popular News 2000 attributes such as key word search, point and click story retrieval and extensive cross-referencing between prices, graphics and news stories will integrate Dow Jones news with Reuters.

JOHN PARCELL, Chief Executive of Reuters Information division, said: "The two news organizations are able to call on the resources of some 5,700 journalists globally, making this the best-resourced news offering in the world. Its flexibility and seamless integration with fast-moving market prices give traders and investors tremendous new advantages."

PAUL INGRASSIA, president, Dow Jones Newswires, said: "For more than 100 years, Dow Jones has been the leader in real-time business news in the U.S. We're pleased to be able to further extend our reach internationally through this agreement with Reuters."


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Although users of Reuters services will now be able to receive news from both organisations integrated on their workstations, Dow Jones and Reuters journalists will continue as before to compete to get the best, most comprehensive news first, for the benefit of their customers.

Reuters customers will subscribe to the Dow Jones Newswires through Dow Jones sales staff. Dow Jones Newswires are currently distributed on more than 290,000 screens. 35,000 of these are Reuters users in North America but, under this new agreement, availability will in general be global. Reuters has over 485,000 user accesses to its financial information and transaction services.

Dow Jones offers a series of different Reports in its Newswires, allowing customers to choose the extent of coverage to which they subscribe. Reuters news services are similarly segmented to meet the varying needs of markets and customer requirements.

END                                                                   (06/99)


NOTE TO EDITORS

DOW JONES

The Dow Jones Newswires which will be available under this arrangement are:

--   Dow Jones Financial Wire

--   Dow Jones News Service ("The Broadtape")

--   Capital Markets Report

--   Dow Jones Economic Report

--   Bankers Report - a subset of the DJ Economic Report

--   Forex Report - another subset of the DJ Economic Report

--   World Equities Report

Dow Jones previously supplied its real-time news to markets outside the U.S. exclusively through its Telerate subsidiary which it sold to Bridge in 1998, ending the exclusivity. Its non-exclusive agreement with Reuters was signed last October.

Reuters had access previously to some of Dow Jones Newswires for customers in North America. But from today, a broad range is available to Reuters customers almost anywhere in the world. A few countries are still excluded from some Dow Jones services on contractual grounds. The Dow Jones Newswires will not be available on Reuters Business Briefing products.

The Dow Jones Newswires provide real-time news for financial professionals across five asset classes: equities, fixed income, foreign exchange, commodities and energy. In addition to the Dow Jones Newswires, Dow Jones & Company (NYSE:DJ) publishes The Wall Street Journal and its international and interactive editions, Barron's and SmartMoney magazines


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and other periodicals, Dow Jones Indexes, Dow Jones Interactive and the Ottaway
group of community newspapers. Dow Jones is co-owner of the CNBC television operations in Asia and Europe, and also provides news content to CNBC in the US.

REUTERS

Reuters (NASDAQ: RTRSY) supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures, reaching over 485,000 users located in 57,900 organizations. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses Internet technologies for wider distribution of information and news. The Group employed 16,938 staff in 218 cities in 96 countries at 31 December 1998. Reuters is the world's largest news and television agency with 2,072 journalists, photographers and camera operators in 216 bureaux serving 157 countries. News is published in 23 languages.

For more details see www.reuters.com/aboutreuters

Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.